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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                              AMENDMENT NO. 1 TO
                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                            THE TJX COMPANIES, INC.
                               (Name of Issuer)

                                 COMMON STOCK
                                 $1 PAR VALUE
                        (Title of Class of Securities)

                                   87253910
                                (Cusip Number)

                             MELVILLE CORPORATION
                               CVS CENTER, INC.
                                CVS H.C., INC.
                            NASHUA HOLLIS CVS, INC.
                      (Name of Persons Filing Statement)

                            Chief Financial Officer
                             Melville Corporation
                                One Theall Road
                                Rye, NY  10580
                            Tel. No.:  914-925-4000
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                                 June 28, 1996
                    (Date of Event which Requires Filing of
                                this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following:
[ ].

         Check the following box if a fee is being paid with this statement:
[ ]

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                                 SCHEDULE 13D

CUSIP NO. 87253910                     PAGE  2-I   of    7    Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         MELVILLE CORPORATION
         IRS NO. 04-1611460


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         Inapplicable                                          (a)  [ ]
                                                               (b)  [ ]


3        SEC USE ONLY



4        SOURCE OF FUNDS
         00


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     [ ]


6        CITIZENSHIP OR PLACE OF ORGANIZATION
          NEW YORK


                           7     SOLE VOTING POWER
                                 1,889,339 (See Item 5)

        NUMBER OF
          SHARES           8     SHARED VOTING POWER
       BENEFICIALLY              0
         OWNED BY
           EACH            9     SOLE DISPOSITIVE POWER
        REPORTING                1,889,339 (See Item 5)
         PERSON
           WITH
                           10    SHARED DISPOSITIVE POWER
                                 0
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON  1,889,339 (See Item 5)


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                              [  ]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.54%


14       TYPE OF REPORTING PERSON
         C0, HC


                                 SCHEDULE 13D

CUSIP NO. 87253910                     PAGE  2-II   of    7    Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         CVS Center, Inc.
         IRS NO. -- APPLIED FOR


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         Inapplicable                                          (a)  [ ]
                                                               (b)  [ ]


3        SEC USE ONLY



4        SOURCE OF FUNDS
         00


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     [ ]


6        CITIZENSHIP OR PLACE OF ORGANIZATION
          New Hampshire
			   7     SOLE VOTING POWER
                                 1,889,339 (See Item 5)
	NUMBER OF
          SHARES           8     SHARED VOTING POWER
       BENEFICIALLY              0
         OWNED BY
           EACH            9     SOLE DISPOSITIVE POWER
         REPORTING               1,889,339 (See Item 5)
         PERSON
           WITH
                           10    SHARED DISPOSITIVE POWER
                                 0
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON  1,889,339 (See Item 5)


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                        [  ]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.54%


14       TYPE OF REPORTING PERSON
         C0, HC

                                 SCHEDULE 13D

CUSIP NO. 87253910                     PAGE  2-III  of    7    Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         CVS H.C., Inc.
         IRS NO. 06-1287071


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         Inapplicable                                          (a)  [ ]
                                                               (b)  [ ]


3        SEC USE ONLY



4        SOURCE OF FUNDS
         00


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     [ ]


6        CITIZENSHIP OR PLACE OF ORGANIZATION
          Minnesota
			   7     SOLE VOTING POWER
                                 1,889,339 (See Item 5)
         NUMBER OF
          SHARES           8     SHARED VOTING POWER
        BENEFICIALLY             0
         OWNED BY
           EACH            9     SOLE DISPOSITIVE POWER
         REPORTING               1,889,339 (See Item 5)
          PERSON
           WITH
                           10    SHARED DISPOSITIVE POWER
                                 0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON  1,889,339 (See Item 5)


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                [  ]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.54%


14       TYPE OF REPORTING PERSON
         C0, HC

                                 SCHEDULE 13D

CUSIP NO. 87253910                     PAGE  2-IV   of    7    Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Nashua Hollis CVS, Inc.
         IRS NO. 05-0394661


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         Inapplicable                                          (a)  [ ]
                                                               (b)  [ ]


3        SEC USE ONLY



4        SOURCE OF FUNDS
         00


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     [ ]


6        CITIZENSHIP OR PLACE OF ORGANIZATION
          New Hampshire
			   7     SOLE VOTING POWER
                                 1,889,339 (See Item 5)
         NUMBER OF
          SHARES           8     SHARED VOTING POWER
       BENEFICIALLY              0
         OWNED BY
           EACH            9     SOLE DISPOSITIVE POWER
         REPORTING               1,889,339 (See Item 5)
          PERSON
           WITH
                           10    SHARED DISPOSITIVE POWER
                                 0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON  1,889,339 (See Item 5)


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                        [  ]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.54%


14       TYPE OF REPORTING PERSON
         C0, HC

               This Amendment No. 1 to statement on Schedule 13D relates to the common stock, $1 par value per share (the "Common Stock"), of The TJX Companies, Inc., a Delaware corporation (the "Company"). The statement on
Schedule 13D originally filed by Melville Corporation, a New York corporation ("Melville"), CVS Center, Inc., a New Hampshire corporation, CVS H.C., Inc., a Minnesota corporation, and Nashua Hollis CVS, Inc., a New Hampshire corporation ("Nashua CVS"), dated April 8, 1996 (the "Initial Schedule 13D"), is hereby amended and supplemented as set forth below. Certain capitalized terms used in this Amendment No. 1 but not otherwise defined herein have the meanings given to them in the Initial Schedule 13D.

               This statement is being filed on behalf of Melville and the CVS Holding Companies.

Amendment to Item 4.  Purpose of Transaction.

               The second paragraph of Item 4 in the Initial Schedule 13D is hereby amended and restated in its entirety and replaced with the following paragraphs:

               Melville acquired such Series D Preferred Stock and Series E Preferred Stock for investment. Pursuant to the Standstill and Registration Rights Agreement between Melville and the Company dated as of November 17, 1995 (the "Standstill and Registration Rights Agreement") and subject to the terms and conditions contained therein, Melville has the right to require that the Company register, under the Securities Act of 1933 (the "1933 Act"), the Series E Preferred Stock held by Melville or Nashua CVS or the shares of Common Stock received by Melville or Nashua CVS upon conversion or redemption of Series D Preferred Stock or Series E Preferred Stock (collectively, the "Registrable Stock"), on not more than two separate occasions on demand and on not more than three separate occasions in connection with a registration of Common Stock by the Company. In accordance with such registration rights, Melville requested that the Company effect the registration under the 1933 Act of such Registrable Stock, and a shelf registration statement of the Company relating to, among other things, resales of Registrable Stock by Nashua CVS has become effective under the 1933 Act.

               Pursuant to such registration statement, on June 28, 1996, Nashua CVS completed the sale of 1,150,000 shares of Series E Preferred Stock in an underwritten public offering (through underwriters led by Morgan Stanley & Co. Incorporated, CS First Boston Corporation, and Salomon Brothers Inc.) (the "Underwritten Offering") that resulted in net proceeds to Nashua CVS of $191,624,500. A copy of the applicable underwriting agreement is attached hereto (as
         Exhibit 99(f)) and incorporated herein by reference.

               Melville and Nashua CVS intend to proceed with the sale of the remaining shares of Series E Preferred Stock as soon as practicable, but have no current plans to dispose of the Series D Preferred Stock (other than possibly to wholly owned subsidiaries or affiliates of Melville). Melville intends to review from time to time the Company's business affairs and financial position. Based on such evaluation and review, as well as general market, economic and industry conditions existing at the time, and subject to certain contractual restrictions, Melville may consider and pursue from time to time various alternative courses of action, including the sale of all or a portion of the Company's securities held by Melville or Nashua CVS in the open market, in privately negotiated transactions, through a public offering or otherwise.

Amendments to Item 5. Interest in Securities of the Company.

               The fourth and fifth paragraphs of Item 5(a) of the Initial
Schedule 13D are hereby amended and restated in their entirety as follows:

               For the purpose of Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), after giving effect to the Underwritten Offering, Nashua CVS directly beneficially owns approximately 1,889,339 shares of Common Stock (calculated by multiplying the 350,000 shares of Series E Preferred Stock by the applicable conversion rate of 5.3981), representing approximately 2.54% of the outstanding Common Stock.

               Melville is the ultimate parent corporation, CVS Center, Inc. is the indirect parent corporation, and CVS H.C., Inc. is the parent corporation, of Nashua CVS and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, after giving effect to the Underwritten Offering, each of Melville, CVS Center, Inc. and CVS H.C., Inc. indirectly beneficially owns approximately 1,889,339 shares of Common Stock, representing approximately 2.54% of the outstanding Common Stock.

               Item 5(b) of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

               (b) Subject to the terms of the Standstill and Registration Rights Agreement and assuming the conversion of all shares of Series E Preferred Stock held by Nashua CVS (after giving effect to the Underwritten Offering) into Common Stock, Nashua CVS has the power to vote and to dispose of approximately 1,889,339 shares of Common Stock.

               Subject to the terms of the Standstill and Registration Rights Agreement and assuming the conversion of all shares of Series E Preferred Stock held by Nashua CVS (after giving effect to the Underwritten Offering) into Common Stock, each of Melville as the ultimate parent corporation, CVS Center, Inc. as the indirect parent corporation, and CVS H.C., Inc. as the parent corporation, of Nashua CVS, has the indirect power to vote and to dispose of approximately 1,889,339 shares of Common Stock.

               Item 5(e) of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

               (e) The reporting persons ceased to be the beneficial owners of more than five percent of the Common Stock on June 28, 1996.

Amendments to Item 6.  Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Company

               The following sentence is hereby added at the end of the first paragraph of Item 6 of the Initial Schedule 13D:

         Accordingly, after giving effect to the sale of the remaining 350,000 shares of Series E Preferred Stock, Melville and Nashua CVS will no longer be subject to any restrictions or agreements under the Standstill and Registration Rights Agreement with respect to the voting, acquisition or disposition of securities of the Company.


Amendment to Item 7. Material to be Filed as Exhibits

               The following new Exhibit is hereby added:

               Exhibit 99(f): Underwriting Agreement, dated June 24, 1996, among Melville Corporation, Nashua Hollis CVS, Inc., The TJX Companies, Inc. and the Underwriters named therein.


                                  SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 10, 1996


                                 Melville Corporation


                                 By: /s/ Philip Galbo
			             ----------------
                                    Name: Philip Galbo


                                 CVS Center, Inc.


                                 By: /s/ Charles Conaway
			             -------------------
                                    Name: Charles Conaway


                                 CVS H.C., Inc.


                                 By: /s/ Eileen Lamela
				     -----------------
                                    Name: Eileen Lamela


                                 Nashua Hollis CVS, Inc.


                                 By: /s/ Eileen Lamela
			             -----------------
                                    Name: Eileen Lamela